Exhibit 99.1

HUYA Inc. Reports First Quarter 2026 Unaudited Financial Results

GUANGZHOU, China, May 12, 2026 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Total net revenues increased by 14.6% to RMB1,728.4 million (US$250.6 million) for the first quarter of 2026, from RMB1,508.6 million for the same period of 2025.
•	Game-related services, advertising and other revenues increased by 69.4% to RMB627.4 million (US$91.0 million) for the first quarter of 2026, from RMB370.4 million for the same period of 2025.
•	Operating loss narrowed to RMB28.8 million (US$4.2 million) for the first quarter of 2026, compared with RMB59.6 million for the same period of 2025.
•	Non-GAAP[1] operating loss narrowed to RMB2.7 million (US$0.4 million) for the first quarter of 2026, compared with RMB35.6 million for the same period of 2025.
•	Net loss attributable to HUYA Inc. was RMB4.1 million (US$0.6 million) for the first quarter of 2026, compared with a net income attributable to HUYA Inc. of RMB0.9 million for the same period of 2025.
•	Non-GAAP net income attributable to HUYA Inc. was RMB21.1 million (US$3.1 million) for the first quarter of 2026, compared with RMB24.0 million for the same period of 2025.

Mr. Junhong Huang, Acting Chief Executive Officer of Huya, commented, “Huya continued to deliver solid results in the first quarter of 2026, underpinned by our ongoing transformation into a comprehensive game-related services provider. Total net revenues reached RMB1.73 billion, up 14.6% year-over-year, while game-related services, advertising, and other revenues grew 69.4% year-over-year to RMB627.4 million, representing a record 36.3% of total net revenues.”

“Goose Goose Duck mobile continued to gain traction in the Chinese mainland, reaching as high as Top 5 on the local Apple App Store top-grossing games chart in April, demonstrating the game’s promising monetization potential. Beyond game publishing, our broader game-related services also made meaningful progress. In-game item sales maintained rapid year-over-year growth, fueled by deeper collaborations with top-tier game titles, while our content-driven advertising services continued to attract leading game companies seeking integrated marketing solutions. With multiple new publishing titles in our pipeline, we are well-positioned to build on this momentum through disciplined execution,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Chief Financial Officer of Huya, added, “This quarter’s steady top line growth and the continued improvement in both our revenue mix and operating performance underscore the earnings potential of our diversification efforts. The increased revenue contribution from businesses with higher gross margins led to a year-over-year and sequential gross margin expansion to 14.6% this quarter. Looking ahead, we remain focused on prudently pursuing growth opportunities while preserving earnings quality and delivering long-term value to our shareholders.”

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First Quarter 2026 Financial Results

Total net revenues increased by 14.6% to RMB1,728.4 million (US$250.6 million) for the first quarter of 2026, from RMB1,508.6 million for the same period of 2025.

Live streaming revenues were RMB1,101.0 million (US$159.6 million) for the first quarter of 2026, compared with RMB1,138.2 million for the same period of 2025, primarily reflecting the live streaming industry’s current environment.

Game-related services, advertising and other revenues increased by 69.4% to RMB627.4 million (US$91.0 million) for the first quarter of 2026, from RMB370.4 million for the same period of 2025. The increase was primarily driven by higher revenues from in-game item sales and advertising, mainly attributable to the Company’s deepened and broadened collaboration with game companies.

Cost of revenues increased by 11.8% to RMB1,475.2 million (US$213.9 million) for the first quarter of 2026, from RMB1,320.1 million for the same period of 2025, primarily due to increased costs of in-game virtual items, as well as increased revenue sharing fees and content costs. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 6.9% year-over-year to RMB1,234.7 million (US$179.0 million) for the first quarter of 2026, mainly reflecting higher revenues.

Gross profit increased by 34.3% to RMB253.2 million (US$36.7 million) for the first quarter of 2026, from RMB188.5 million for the same period of 2025. Gross margin was 14.6% for the first quarter of 2026, compared with 12.5% for the same period of 2025.

Research and development expenses increased by 1.7% to RMB131.7 million (US$19.1 million) for the first quarter of 2026, from RMB129.5 million for the same period of 2025.

Sales and marketing expenses increased by 45.1% to RMB88.1 million (US$12.8 million) for the first quarter of 2026, from RMB60.7 million for the same period of 2025, primarily due to marketing and promotional efforts related to the launch of Goose Goose Duck mobile.

General and administrative expenses increased by 5.9% to RMB65.1 million (US$9.4 million) for the first quarter of 2026, from RMB61.4 million for the same period of 2025, primarily due to increased share-based compensation expenses.

Other income was RMB2.9 million (US$0.4 million) for the first quarter of 2026, compared with RMB3.5 million for the same period of 2025, primarily due to lower government subsidies.

Operating loss narrowed to RMB28.8 million (US$4.2 million) for the first quarter of 2026, compared with RMB59.6 million for the same period of 2025.

Non-GAAP operating loss narrowed to RMB2.7 million (US$0.4 million) for the first quarter of 2026, compared with RMB35.6 million for the same period of 2025.

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Interest income was RMB30.3 million (US$4.4 million) for the first quarter of 2026, compared with RMB64.9 million for the same period of 2025, primarily due to a lower time deposit balance, mainly reflecting the payment of special cash dividends.

Net loss attributable to HUYA Inc. was RMB4.1 million (US$0.6 million) for the first quarter of 2026, compared with a net income attributable to HUYA Inc. of RMB0.9 million for the same period of 2025.

Non-GAAP net income attributable to HUYA Inc. was RMB21.1 million (US$3.1 million) for the first quarter of 2026, compared with RMB24.0 million for the same period of 2025.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB0.02 (US$0.00) for the first quarter of 2026. Basic and diluted net income per ADS were each RMB0.00 for the first quarter of 2025. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.09 (US$0.01) for the first quarter of 2026. Non-GAAP basic and diluted net income per ADS were each RMB0.10 for the first quarter of 2025.

As of March 31, 2026, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB3,455.1 million (US$500.9 million), compared with RMB3,818.4 million as of December 31, 2025.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 6:00 a.m. U.S. Eastern Time on May 12, 2026 (6:00 p.m. Beijing/Hong Kong time on May 12, 2026), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[2]:	https://meeting.tencent.com/dw/mXzxW3WQFgBW
International:	https://voovmeeting.com/dw/mXzxW3WQFgBW

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 The Company’s non-GAAP financial measures exclude share-based compensation expenses, amortization of intangible assets from business acquisitions, and impairment loss of investments, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

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About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

For more information, please visit: https://ir.huya.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary share, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income (loss) per ordinary share and per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares and ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ordinary share and per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions, which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming industry and the game industry in mainland China and internationally; Huya’s expectation regarding demand for and market acceptance of its products and services; Huya’s ability retain and grow its user reach, broadcasters, talent agencies, business partners for game-related services and advertisers; Huya’s ability to expand its product and service offerings; competition in the live streaming industry and game industry; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	692,663	360,398	52,247
Restricted cash and short-term deposits	12,031	31,537	4,572
Short-term deposits	3,125,760	2,874,686	416,742
Accounts receivable, net	238,569	339,951	49,283
Prepaid assets and amounts due from related parties, net	290,747	371,368	53,837
Prepayments and other current assets, net	547,078	524,849	76,086

Total current assets	4,906,848	4,502,789	652,767

Non-current assets
Long-term deposits	-	220,000	31,893
Investments	296,165	329,409	47,754
Goodwill	453,498	446,440	64,720
Property and equipment, net	604,368	653,732	94,771
Intangible assets, net	127,633	116,683	16,915
Right-of-use assets, net	304,017	310,640	45,033
Prepayments and other non-current assets	8,843	9,503	1,378

Total non-current assets	1,794,524	2,086,407	302,464

Total assets	6,701,372	6,589,196	955,231

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	237,903	384,594	55,754
Advances from customers and deferred revenue	228,167	208,398	30,211
Income taxes payable	61,479	55,101	7,988
Accrued liabilities and other current liabilities	1,032,437	852,899	123,644
Amounts due to related parties	150,166	104,470	15,145
Lease liabilities due within one year	18,982	16,470	2,388
Dividends payable	-	214,655	31,118

Total current liabilities	1,729,134	1,836,587	266,248

Non-current liabilities
Lease liabilities	1,766	12,808	1,857
Deferred tax liabilities	18,932	18,059	2,618
Deferred revenue	31,824	32,780	4,752

Total non-current liabilities	52,522	63,647	9,227

Total liabilities	1,781,656	1,900,234	275,475

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2025 and March 31, 2026, respectively; 73,146,779 and 79,404,675* shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	54	58	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2025 and March 31, 2026, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	98	98	14
Treasury shares	(128,056)	(125,183)	(18,148)
Additional paid-in capital	6,466,101	6,270,666	909,056
Statutory reserves	122,429	122,429	17,748
Accumulated deficit	(2,219,365)	(2,224,839)	(322,534)
Accumulated other comprehensive income	678,455	645,733	93,612

Total shareholders’ equity	4,919,716	4,688,962	679,756

Total liabilities and shareholders’ equity	6,701,372	6,589,196	955,231

*	For the avoidance of doubt, the total outstanding ordinary shares include 5,655,480 Class A ordinary shares beneficially owned by participants of HUYA Inc.’s share incentive plans.

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net revenues
Live streaming	1,138,151	1,145,950	1,100,993	159,610
Game-related services, advertising and other revenues	370,434	592,525	627,393	90,953

Total net revenues	1,508,585	1,738,475	1,728,386	250,563

Cost of revenues(1)	(1,320,102)	(1,493,767)	(1,475,234)	(213,864)

Gross profit	188,483	244,708	253,152	36,699

Operating expenses(1)
Research and development expenses	(129,525)	(123,054)	(131,709)	(19,094)
Sales and marketing expenses	(60,695)	(78,066)	(88,067)	(12,767)
General and administrative expenses	(61,445)	(125,958)	(65,092)	(9,436)

Total operating expenses	(251,665)	(327,078)	(284,868)	(41,297)

Other income, net	3,534	17,516	2,927	424

Operating loss	(59,648)	(64,854)	(28,789)	(4,174)

Interest income	64,916	32,144	30,327	4,396
Impairment loss of investments	-	(81,458)	-	-
Foreign currency exchange losses, net	(416)	(2,182)	(1,703)	(247)

Income (loss) before income tax expenses	4,852	(116,350)	(165)	(25)

Income tax expenses	(3,248)	(1,662)	(2,631)	(381)

Income (loss) before (loss) gain in equity method investments, net of income taxes	1,604	(118,012)	(2,796)	(406)

(Loss) gain in equity method investments, net of income taxes	(677)	429	(1,271)	(184)

Net income (loss) attributable to HUYA Inc.	927	(117,583)	(4,067)	(590)

Net income (loss) attributable to ordinary shareholders	927	(117,583)	(4,067)	(590)

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	0.00	(0.51)	(0.02)	0.00
—Diluted	0.00	(0.51)	(0.02)	0.00
Net income (loss) per ordinary share
—Basic	0.00	(0.51)	(0.02)	0.00
—Diluted	0.00	(0.51)	(0.02)	0.00

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	229,451,944	229,212,223	229,705,246	229,705,246
—Diluted	231,527,507	229,212,223	229,705,246	229,705,246

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Cost of revenues	3,383	3,335	2,435	353
Research and development expenses	6,313	5,561	4,437	643
Sales and marketing expenses	320	214	211	31
General and administrative expenses	8,048	13,720	13,512	1,959

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HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Gross profit	188,483	244,708	253,152	36,699
Share-based compensation expenses allocated in cost of revenues	3,383	3,335	2,435	353

Non-GAAP gross profit	191,866	248,043	255,587	37,052

Operating loss	(59,648)	(64,854)	(28,789)	(4,174)
Share-based compensation expenses	18,064	22,830	20,595	2,986
Amortization of intangible assets from business acquisitions	5,996	5,915	5,466	792

Non-GAAP operating loss	(35,588)	(36,109)	(2,728)	(396)

Net income (loss) attributable to HUYA Inc.	927	(117,583)	(4,067)	(590)
Impairment loss of investments	-	81,458	-	-
Share-based compensation expenses	18,064	22,830	20,595	2,986
Amortization of intangible assets from business acquisitions, net of income taxes	4,977	4,910	4,537	658

Non-GAAP net income (loss) attributable to HUYA Inc.	23,968	(8,385)	21,065	3,054

Net income (loss) attributable to ordinary shareholders	927	(117,583)	(4,067)	(590)
Impairment loss of investments	-	81,458	-	-
Share-based compensation expenses	18,064	22,830	20,595	2,986
Amortization of intangible assets from business acquisitions, net of income taxes	4,977	4,910	4,537	658

Non-GAAP net income (loss) attributable to ordinary shareholders	23,968	(8,385)	21,065	3,054

Non-GAAP net income (loss) per ordinary share
—Basic	0.10	(0.04)	0.09	0.01
—Diluted	0.10	(0.04)	0.09	0.01

Non-GAAP net income (loss) per ADS
—Basic	0.10	(0.04)	0.09	0.01
—Diluted	0.10	(0.04)	0.09	0.01

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	229,451,944	229,212,223	229,705,246	229,705,246
—Diluted	231,527,507	229,212,223	233,646,621	233,646,621

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